Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2023

Baby-Tech Innovations Inc. (d/b/a Infanttech)

Component	Common Stock	Retained Earnings	Total Equity
Balance as of January 1, 2023	$974,238.96	$(745,446.11)	$228,792.85
Shares issued for IP (73,637 shares @ $10,000 value)	+$10,000.00	—	+$10,000.00
Net Loss for 2023	—	$(304,426.20)	$(304,426.20)
Balance as of December 31, 2023	$984,238.96	$(1,049,872.31)	$(65,633.35)